

Mail Stop 3720

August 10, 2009

Mikhail V. Shamolin
President and Chief Executive Officer
Mobile TeleSystems OJSC
4 Marksistskaya Street
Moscow 109147 Russian Federation

       RE: Mobile TeleSystems OJSC
              Form 20-F for the fiscal year ended December 31, 2008
              Filed May 26, 2009
              File No. 001-15094

Dear Mr. Shamolin:

       We have completed our review of your Form 20-F and have no further comments at this time.

                    Sincerely,

                    /s/ Paul Fischer

                    for Larry Spirgel
                    Assistant Director

Cc: Joshua B. Tulgan
       Director, Investor Relations
       Mobile TeleSystems OJSC
       Via Facsimile: 011 7 495 911 65 67